March 14, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC  20549
Attn: Brian Cascio

Re:	Avnet, Inc.
Form 10-K for the fiscal year ended July 2, 2016
Filed August 12, 2016
Form 8-K filed January 26, 2017
File No. 001-04224

Dear Mr. Cascio:

Avnet, Inc. (the “Company”) is in receipt of the Staff’s letter dated March 3, 2017 (the “Comment Letter”), regarding the Staff’s review of, and comment on, the above referenced filings. The Company hereby submits the following response to the Staff.  For your convenience, the Company’s response is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

Form 8-K Filed January 26, 2017

Exhibits 99.1 and 99.2

1.

We note your response to comment 3 and the revisions made in your latest earnings release.  However, we note that you continue to present non-GAAP measures for adjusted operating income that include discontinued operations.  We note that “operating income,” “earnings from operations,” “operating earnings” and “profit from operations” are terms used in US GAAP to refer to income that is generated by the ordinary, usual and ongoing activities of a reporting entity.  Please expand your response to also address the adjusted operating income non-GAAP measure, including why it is appropriate to present the measure and how it provides useful information to investors.

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From components to cloud and design to disposal, Avnet brings products, services and solutions to customers that build, sell and use technology, globally.
Avnet, Inc. 2211 S. 47th Street Phoenix, Arizona 85034	www.avnet.com

RESPONSE:

As discussed on a conference call with the Staff on March 8, 2017, upon further review of Exhibit 99.2 of its 8-K filed on January 26, 2017, the Company unnecessarily included additional information related to discontinued operations in its’ GAAP to non-GAAP reconciliations for adjusted operating income that were not actually used as non-GAAP measures in the Exhibit 99.1 press release.  Accordingly, in future filings, beginning with the third quarter of fiscal 2017 ended April 1, 2017, the Company will remove from its’ non-GAAP reconciliations any amounts related to discontinued operations for GAAP financial statement captions associated with continuing operations.

* * * * *

If any of these responses require further explanation, please do not hesitate to contact me at 480-643-7203.  In addition, please feel free to contact Ken Jacobson, Vice President of Global Finance and Accounting, at 480-643-7510, or Mike McCoy, Vice President and Secretary, at 480-643-7248.  We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,
/s/ Kevin Moriarty

Kevin Moriarty
Chief Financial Officer
Senior Vice President and

cc:	Ken Jacobson
Mike McCoy

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